Reynolds Blue Chip Fund
Reynolds Blue Chip Growth Fund

The long-term strategy of the Reynolds Blue
Chip Growth Fund is to emphasize
investment in “blue chip” growth
companies. In the long-term these
companies build value as their earnings
grow. This growth in value should
ultimately be recognized in higher stock
prices for these companies.

Reynolds Opportunity Fund
Reynolds Fund

Performance Discussion & Analysis
For our latest market comments, please see the latest Annual Report

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term Capital Appreciation.

General

Category:		Equity	Minimum Investment
Symbol:		RBCGX	Initial:			$1000
Inception Date:		8/12/88	Subsequent:			$100
Net Assets in Millions:		$24.9	Initial IRA:			$1000
(as of 03/31/09)			Subsequent IRA:			$100
			Automatic Investment Plan:			$50

Performance Data

Average Annual Total Return
(as of 4/30/09)
	Return
Year to Date	+9.43%
1 Year	+6.34%
3 Year	+1.22%
5 Year	+3.88%
10 Year	(4.63)%
Life of Fund	+6.75%

Average Annual Total Return				Cumulative Total Return
(as of 03/31/09)				(as of 03/31/09)
	Return					Return
1 Year	(1.48)%		1 Year			(1.48)%
3 Year	(0.71)%		3 Year			(2.12)%
5 Year	(0.08)%		5 Year			(0.39)%
10 Year	(5.30)%		10 Year			(41.97)%
Life of Fund	+6.37%		Life of Fund			+257.40%

				Calendar Year End Data
Year	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Total Return	-5.09%	+8.29%	+1.37%	(3.33)%	(1.43)%	+41.8%	(36.6)%	(29.0)%	(31.8)%	+50.9%
Capital Gains	0	0	0	0	0	0	0	0	0	0.0052
Dividends	0	0.2104	0	0	0	0	0	0	0	0

Total Assets ($millions)	$21.4	$25.5	$34.4	$49.3	$90.1	$125.0	$88.7	$196.1	$397.7	$589.7
Value $10,000	$35,363	$37,258	$34,405	$33,940	$35,109	$35,619	$25,115	$39,589	$55,742	$81,754
invested on 8/12/88

Operations Data
Front end Load: None
Redemption Fee: None
Expense Ratio[1] (after reimbursement): 2.00%
Expense Ratio[1] (before reimbursement) : 3.11%
(as of 03/31/09)

					Asset Allocation
Date	03/31/09		12/31/08		09/30/08		06/30/08		03/31/08
Equities	47.06%		0.00%		0.57%		0.76%		0.62%
Preferred Stock	0.00%		0.00%		0.00%		0.00%		0.00%
Cash	52.94%		100.00%		99.43%		99.24%		99.38%

Turnover Rate: 258%
(as of 03/31/09)

Top Ten Investment Holdings			Top Ten Industry Weightings
(as of 03/31/09)			(as of 03/31/09)
Apple Inc.		2.11%	Specialty Retail				4.19%
International Business Machines Corp.		1.17%	Computers & Peripherals				3.53%
Costco Wholesale Corp.		1.11%	Hotels, Restaurants & Leisure				2.75%
McDonald's Corp.		1.09%	Pharmaceuticals				2.69%
Deere & Co.		0.99%	Food & Staples Retailing				2.57%
The Coca-Cola Co.		0.88%	Machinery				2.36%
China Mobile Ltd. SP-ADR		0.87%	Communications Equipment				2.17%
Wal-Mart Stores, Inc.		0.84%	Metals & Mining				2.01%
Barrick Gold Corp.		0.78%	Software				1.87%
Newmont Mining Corp.		0.72%	Energy Equipment & Services				1.85%

1The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. The above expense ratios are presented before and after this expense reimbursement agreement. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

BACK TO TOP